UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Gold Reserve Inc.

(Name of Issuer)

Class A common shares, no par value per share

(Title of Class of Securities)

38068N108

(CUSIP Number)

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

914-629-8496

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

5/3/2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
17,826,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
17,826,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,826,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
17,826,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
17,826,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,826,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,775,204
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,775,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,775,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Camac Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
9,051,699
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
9,051,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,051,699
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
17,826,903
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
17,826,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,826,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 8, 2021 (the “Schedule 13D”) as amended on June 9, 2022, August 15, 2022, October 25, 2022, November 8, 2022, July 27, 2023, December 18, 2023, January 17th, 2024 and February 27, 2024 by the Reporting Persons with respect to the Class A common shares, no par value per share (the “Shares”) of Gold Reserve Inc. (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3. Source and Amount of Funds or Other Consideration

The Shares purchased by Camac Fund and Camac Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 8,775,204 Shares beneficially owned by Camac Fund is approximately $15,018,674, including brokerage commissions. The aggregate purchase price of the 9,051,699 Shares beneficially owned by Camac Fund II is approximately $18,142,601 including brokerage commissions.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 99,548,711 Shares outstanding as of December 31, 2023, which is the total number of Shares reported outstanding in the Issuer’s Annual Report filed with the Securities and Exchange Commission on April 19, 2024.

As of the date hereof, Camac Fund beneficially owned 8,775,204 Shares, constituting approximately 8.8% of the Shares outstanding.

As of the date hereof, Camac Fund II beneficially owned 9,051,699 Shares, constituting approximately 9.1% of the Shares outstanding.

Camac Partners, as investment manager of Camac Fund and Camac Fund II, may be deemed to beneficially own the 17,088,703 Shares owned in the aggregate by Camac Fund and Camac Fund II, constituting approximately 17.2% of the Shares outstanding. Camac Capital, as the managing member of Camac Partners and the general partner of Camac Fund and Camac Fund II, may be deemed to beneficially own the 17,088,703 Shares owned in the aggregate by Camac Fund and Camac Fund II, constituting approximately 17.2% of the Shares outstanding. Mr. Shahinian, as the manager of Camac Capital, may be deemed to beneficially own the 17,088,703 Shares owned in the aggregate by Camac Fund and Camac Fund II, constituting approximately 17.2% of the Shares outstanding.

(b) By virtue of their respective positions with Camac Fund, each of Camac Partners, Camac Capital, and Mr. Shahinian may be deemed to have shared power to vote and dispose of the Shares reported owned by Camac Fund.

By virtue of their respective positions with Camac Fund II, each of Camac Partners, Camac Capital, and Mr. Shahinian may be deemed to have shared power to vote and dispose of the Shares reported owned by Camac Fund II.

(c)Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 3, 2024, Camac Partners, LLC entered into a Shareholder Agreement with the Issuer regarding how Camac Partners, LLC would vote the shares of Common Stock beneficially owned by Camac Fund, LP and Camac Fund II, LP at the next annual meeting of shareholders.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Gold Reserve Inc. Shareholder Agreement dated May 3, 2024.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2024

Camac Partners, LLC

By:	Camac Capital, LLC,
its Managing Member

By:	/s/ Eric Shahinian
Eric Shahinian
Manager

Camac Capital, LLC

By:	/s/ Eric Shahinian
Eric Shahinian
Manager

By:	/s/ Eric Shahinian
Eric Shahinian

Camac Fund, LP

By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Manager

Camac Fund II, LP

By:	Camac Capital, LLC,
its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Manager

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

Date of Purchase	Shares Purchased	Price Per Share ($USD)
CAMAC FUND LP
03/13/2024	5,500	3.0565
03/22/2024	740	3.0100
03/25/2024	90	3.0100
03/27/2024	2,190	3.0100
03/28/2024	16,960	3.0100
04/02/2024	42,000	3.0100

Date of Purchase	Shares Purchased	Price Per Share ($USD)
CAMAC FUND II, LP
03/13/2024	49,500	3.0565
03/22/2024	6,660	3.0100
03/25/2024	810	3.0100
03/26/2024	200	3.0050
03/27/2024	19,710	3.0100
03/28/2024	152,640	3.0100
04/02/2024	188,000	3.0100